April 2, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3628

Attn:	Heather Clark
Jean Yu

Lear Corporation
Re:	Form 10-K for the fiscal year ended December 31, 2011
Filed February 17, 2012
File No. 001-11311

Dear Mss. Clark and Yu:

Our firm represents Lear Corporation, a Delaware corporation (the “Company”). On behalf the Company, I refer to the letter from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated March 30, 2012, containing comments on the above referenced filing. As discussed with Heather Clark on April 2, 2012, the Company requested additional time to respond to the Commission’s comment letter. Based on discussion with Ms. Clark, the Company plans to provide a response to the Commission on or before April 27, 2012. Thank you for this courtesy.

Please contact me at (312) 558-5723 should you require any additional information regarding this matter.

Sincerely,

/s/ Bruce A. Toth

Bruce A. Toth
Winston & Strawn LLP

Cc:	Jeffrey H. Vanneste
Terrence B. Larkin